VIA EDGAR

November 2, 2016

Mr. Asen Parachkevov

Securities and Exchange Commission

Investment Company Division

100 F. Street, N.E.

Washington, DC 20549

Re:	Janus Detroit Street Trust (“Registrant”)
Registration Statement on Form N-1A (the “Registration Statement”)
File No. 333-207814 and 811-23112

Dear Mr. Parachkevov:

This letter responds to the comments to Post-Effective Amendment No. 9 (the “Preliminary Filing”) to the Registrant’s registration statement on Form N-1A that were provided by telephone on Monday October 17, 2016 by the staff of the Securities and Exchange Commission (the “Staff”) with respect to the Janus SG Global Quality Income ETF (the “Fund”). The Staff’s comments, as we understand them and the Registrant’s responses are below. Attached as Appendix A to this letter are copies of the revised prospectus and statement of additional information, marked to reflect changes since the Preliminary Filing.

1. SEC Comment: It is the position of the Staff that the term “global” in the Fund’s name could be misleading in the context of Rule 35d-1 under the 1940 Act, to the extent the Fund does not have sufficient exposure to foreign (non-US) securities at any given time. It has been the Staff’s position that under normal circumstances, a fund with the word “global” in its name should generally have 40% or more exposure to foreign securities.

Please confirm the Registrant’s obligation to comply with Rule 35d-1 with respect to the word “global” in the Fund’s name. In addition, please provide further detail regarding the index provider’s methodology regarding how it establishes the universe of developed countries from which the index constituents are selected. In addition, provide the criteria used by the index provider to determine whether an issuer is a foreign issuer. Specifically, confirm country of domicile is not the sole factor in making this determination.

Response: The Fund respectfully notes that the use of the phrase “global income” in the Fund’s name is not subject to Rule 35d-1. The Commission stated explicitly in Rule 35d-1’s adopting release that the use of the term “global” is not subject to the names rule. The Commission has also recognized that the term “global” defies simple definitions, and has noted that “a reasonable investor could conclude” that a name that contains the word “global” may “suggest more than one investment focus,” see Investment Company Names, SEC Rel. No. IC-22530 (Feb. 27, 1997) (“Proposing Release”).1

1 See also Question 10 of Frequently Asked Questions About Rule 35d-1 (Investment Company Names) (“Rule 35d-1 FAQ”) at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“The terms “international” and “global” connote diversification among investments in a number of different countries throughout the world, and

Furthermore, in the context of a compound name, such as “global income” the staff has indicated that each portion of the name must be analyzed separately for compliance with the name. See Question 10 of the Rule 35d-1 FAQ. Just as “global” is not subject to Rule 35d-1, neither is the term “Income”. The Rule 35d-1 FAQ states that the term “income” when used to suggest an investment objective or strategy rather than a type of investment – which is the Fund’s usage – is not subject to Rule 35d-1.2

In instances in which Rule 35d-1 is not applicable, the Commission has stated that the general test of whether a particular fund name is misleading under Section 35(d) applies, and that test is “whether the name would lead a reasonable investor to conclude that the company invests in a manner that is inconsistent with the company’s intended investments or the risks of those investments.” (See Investment Company Names, SEC Rel. No. IC-24828 (Jan. 17, 2001) at text accompanying n.44).

The Fund’s name would not lead a reasonable investor to conclude that the Fund invests in a manner that is inconsistent with its intended investments and the risks of those investments. The Fund’s investment objective is to track the SGI Global Quality Income Index (NTR-USD) (“Underlying Index”). The Underlying Index, in turn, is designed to track the performance of quality companies globally (regardless of location) that have attractive and sustainable dividends. In addition, the Registrant has examined the historical composition of the Underlying Index from March 29, 2002 to September 30, 2016. The data for the index prior to launch was compiled using the index methodology in order to reconstruct hypothetical historical data. The historical composition of the index for non-U.S. stocks has varied between 59% and 83%. The Registrant believes that the Fund’s name is consistent with its intended investments and strategies, and that the historical composition of the Index gives further support to this view.

Notwithstanding the fact that the phrase “Global Income” is neither subject to Rule 35d-1, nor used in contravention of Section 35(d) of the 1940 Act, the Registrant is sensitive to the Staff’s concerns regarding the use of “Global” in the Fund’s name, and has therefore added disclosure in the Fund’s principal investment strategy to disclose that the Fund’s exposure to foreign securities may vary based on the composition of the underlying index.

In response to your request for further detail regarding the index provider’s methodology regarding how it establishes the universe of developed countries from which the index constituents are selected, we note the following. The Underlying Index includes stocks selected therefore the use of these terms in a fund name is not subject to the rule.”) The Proposing Release goes on to note that the terms global and international “may describe a number of investment companies that have significantly different investment portfolios. Among other things, the number of countries in which an “international” or “global” investment company may invest at any one time may appropriately differ from company to company.” This Commission statement appears to be at odds with the Staff’s apparent reliance on a one-size-fits-all 40% “test”.

2 Question 9 of Frequently Asked Questions About Rule 35d-1 (Investment Company Names) at http://www.sec.gov/divisions/investment/guidance/rule35d-1faq.htm (“Rule 35d-1 would not apply to the use of the term “income” where that term suggests an investment objective or strategy rather than a type of investment. When used by itself, the term “income” in a fund’s name generally suggests that the fund emphasizes the achievement of current income and does not suggest a type of investment. . . . Likewise, the term “equity income” suggests that a fund focuses its investments in equities and has an investment objective or strategy of achieving current income. By contrast, a term such as “fixed income” suggests investment in a particular type of investment and would be covered by rule 35d-1.”)

by Société Générale Index from an investment universe of non-financial companies having a free-float adjusted market capitalization of at least $3 billion from developed countries. The universe of securities in the underlying index consists of non-financial securities listed on any exchange of an eligible country. The list of eligible countries from which stocks that meet the above-criteria may be selected are: Australia, Austria, Belgium, Canada, Denmark, Finland, France, Germany, Greece, Hong Kong, Ireland, Israel, Italy, Japan, Luxembourg, Netherlands, New Zealand, Norway, Portugal, Singapore, South Korea, Spain, Sweden, Switzerland, United Kingdom and the United States. The Index does not have a pre-determined allocation to foreign securities and therefore does not make determinations of foreign versus U.S. securities for its methodology.

2. SEC Comment: The Staff requested that the Fund include certain disclosure in its prospectus and statement of additional information as discussed below:

(a) In the trading issues risk in the principal investment risks section of the prospectus, disclose that the trading of the shares of the Fund may be impacted by the liquidity of the underlying securities of the Fund.

(b) In the principal investment risks section of the prospectus, include a risk regarding limited number of authorized participants and its impact on the Fund.

(c) With respect the Market Risk in this section, include, if applicable, the potential of settlement risk for collateral for foreign securities.

(d) Include risk disclosure that the net asset value (NAV) of the Fund may vary since foreign securities held by the Fund may be traded on days and at times when the NASDAQ Stock Market is closed and the NAV is not calculated.

(e) To the extent that the Fund expects cash transactions to be a substantial part of the creation or redemption orders, include a risk regarding cash transactions versus in-kind transactions and the impact that the associated costs may have on the Fund’s NAV.

Response: In response to Comment 2(a), the Fund has included disclosure in the trading issues risk to state the below:

During periods of significant volatility, the liquidity of the underlying securities held by the Fund may affect the Fund’s trading prices.

In response to Comment 2(b), the Fund has included a risk titled “Authorized Participant Risk” in the prospectus that discloses the risk of limited number of authorized participants (“APs”) on the Fund and its NAV.

In response to Comment 2(c), the Fund respectfully refers the Staff to the section titled “Creation and Redemption of Creation Units—Issuance of a Creation Unit” in the SAI. As discussed in the section, to the extent an AP is not able to deliver certain deposit securities (such as certain foreign securities) in connection with the subscription of creation units, the Fund may accept the order if the AP provides an undertaking to deliver the missing deposit securities as soon as possible and secures the undertaking by delivering by collateral in the form of U.S. dollars in the amount of 105% of the missing deposit securities. Therefore, the Fund is protected from non-delivery of any foreign deposit securities by the U.S. dollars delivered as collateral by the APs.

As such, the Fund confirms that the potential settlement risk for foreign securities is not a principal investment risk.

With respect to the purchase of foreign securities by the Fund, the Fund has included a risk titled “Settlement Delays” in the prospectus that discloses that foreign securities have different settlement procedures which may lead to delays in the Fund’s settlement of certain portfolio transactions.

In response to Comment 2(d), the Fund has included disclosure in the risk titled “Fluctuation of NAV” in the prospectus relating to foreign securities held by the Fund that may be traded in markets that are open and closed at different times than the NASDAQ Stock Market and the effect of such activity on the NAV of the Fund.

In response to Comment 2(e), the Fund confirms that it does not expect a substantial portion of the creation and redemptions to be conducted in cash transactions and therefore does not believe that cash transactions are a principal investment risk of the Fund. The Fund is expected to transact primarily through in-kind create and redeems with only a small percent of the basked expected to be cash in lieu for certain securities that may not be transferable through DTC or the NSCC.

3. SEC Comment: The Staff noted that in the purchasing and selling shares section of the prospectus, the Fund should consider describing intraday calculation and the impact of such calculation on the Fund.

Response: The Fund has included disclosure in the “Share Prices” section of the prospectus as follows:

The intra-day net asset value calculations are estimates of the value of the Fund’s net asset value per Fund share based on the current market value of the securities and/or cash included in the Fund’s intra-day net asset value basket, using market data converted into U.S. dollars at the current currency rates. The intra-day net asset value does not necessarily reflect the precise composition of the current portfolio of securities and instruments held by the Fund at a particular point in time or the best possible valuation of the current portfolio. For example, the intra-day net asset value is based on quotes and closing prices from the securities’ local market and may not reflect events that occur subsequent to the local market’s close.

4. SEC Comment: The Staff noted that in the first paragraph of the “Creation and Redemption of Creation Units—Acceptance of Orders for Creation Units” section of the statement of additional information, the Fund states that “The Fund reserves the absolute right to reject or revoke a creation order transmitted to it by the Distributor or its agent if . . . upon obtaining the shares ordered, would own 80% or more of the currently outstanding shares of the Fund. . .” The Staff requested that the Registrant explain in its response the rationale for this policy and in what manner the Registrant intends to comply with Rule 22c-1 of the Investment Company Act of 1940, as amended.

Response: The Fund respectfully notes that Rule 22c-1 states in pertinent part that “no registered investment company issuing any redeemable security…shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security….” The rule on its face only applies to sales of securities, not to offers to buy securities that are not accepted. If a fund has not accepted such an offer, and has not sold its securities as a result, it has not triggered the requirements of Rule 22c-1. We are unaware of any requirement of the 1940 Act that requires an investment company to accept all offers made to purchase its securities, or otherwise prohibits it from rejecting an order.

The Registrant may reject an order to purchase shares of the Fund if the purchaser (or group of purchasers) would, upon obtaining the shares so ordered, own 80% or more of the outstanding shares of a given Fund and if, pursuant to Sections 351 and 362 of the Internal Revenue Code, the Fund would have a basis in the securities different from the market value of such securities on the date of deposit. If the Fund’s basis in such securities on the date of deposit was less than market value on such date, the Fund, upon disposition of the securities, would recognize more taxable gain or less taxable loss than if its basis in the securities had been equal to market value. Accordingly, the Registrant may exercise the right of rejection in a case where it determines that accepting the order could result in material adverse tax consequences to the Fund or its shareholders.

5. SEC Comment: The Staff noted that in the first paragraph of the timing of submissions of purchase orders section of the statement of additional information, the Fund states that “Orders to create shares of the Fund that are submitted on the Business Day immediately preceding a holiday or a day (other than a weekend) when the equity markets in the relevant non-U.S. market are closed may not be accepted.” The Staff requested that the Registrant explain how this complies with Rule 22c-1 of the Investment Company Act of 1940, as amended.

Response: Please see the Registrant’s discussion of Rule 22c-1 in its response to Comment 4 above.

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Please do not hesitate to contact me at 303-336-7823 if you have any questions concerning the foregoing.

Very truly yours,

/s/ Byron D. Hittle

Byron D. Hittle

Assistant Secretary

cc:	Francine Hayes, Esq.
Eric S. Purple, Esq.
Michelle Rosenberg, Esq.
Adithya Attawar, Esq.

Appendix A – Revised Disclosure